SIDLEY AUSTIN
SIDLEY

[redacted]

06013848

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

Our Ref: 19160-10060

May 24, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement and a quarterly report which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
MAY 3 1 2006
THOMSON
FINANCIAL

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 31ST MARCH 2006


Turnover
US$ million
600
500
400
300
200
100
0
29.37%
548
423
First quarter 2005
First quarter 2006


EBITDA
US$ million
100
90
80
70
60
50
40
30
20
10
0
27.95%
95.8
74.9
First quarter 2005
First quarter 2006

SUMMARY

In the first quarter of year 2006, the PRC's gross domestic products (GDP) increased by 10.2% and the PRC's consumer price index (CPI) increased by 1.2% as compared to the same period last year. The Group's total turnover increased by 29.37% when compared with first quarter 2005. Although the price of major raw materials for production remained at a high level during the period, benefiting from the firm control on its overall operation, the Group's gross margin grew by 1.96ppt and EBITDA increased by 27.95%, when compared with the same period last year. As a result, profit attributable to equity holders of the Company increased by 15.88%.

Highlights of the Group's first quarterly results: (comparative figures are based on the corresponding period last year)

- Turnover of the Group reached to US$548 million, an increase by 29.37%;
- Gross margin of the Group was 32.49%, last year was 30.53%;
- EBITDA of the Group was US$95.797 million, last year was US$74.869 million, an increase by 27.95%;
- Profit attributable to equity holders of the Company amounted to US$40.394 million, increased by 15.88%, last year was US$34.857 million;
- Earnings per share amounted to US 0.72 cents, last year was US 0.62 cents;
- Turnover for instant noodles, beverage and bakery were US$271 million, US$235 million and US$23 million respectively, reflecting growth rates of 8.80%, 71.99% and 3.74% respectively.

FIRST QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarterly financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2006 together with the unaudited comparative figures for the corresponding period in 2005. These first quarterly financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Three Months Ended 31 March 2006

		For the three months ended 31 March	
		2006	**2005**
		(Unaudited)	**(Unaudited)**
	Note	*US$'000*	*US$'000*
Turnover	2	547,843	423,472
Cost of sales		(369,858)	(294,203)
Gross profit		177,985	129,269
Other revenue		—	743
Other net income		5,786	5,325
Distribution costs		(93,952)	(66,863)
Administrative expenses		(14,164)	(12,144)
Other operating expenses		(8,209)	(6,516)
Finance costs	3	(3,179)	(2,799)
Share of profit of associates		2,226	2,263
Profit before taxation	4	66,493	49,278
Taxation	5	(6,116)	(5,178)
Profit for the period		60,377	44,100
Attributable to			
Equity holders of the Company		40,394	34,857
Minority interest		19,983	9,243
Profit for the period		60,377	44,100
Earnings per share	6		
Basic		0.72 cent	0.62 cent
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
As at 31 March 2006

	Note	**As at 31 March 2006 (Unaudited)** *US$'000*	**As at 31 December 2005 (Audited)** *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,041,465	991,279
Intangible assets		15,386	15,303
Interest in associates		44,195	54,863
Premium for land lease		54,394	54,446
Available-for-sale financial assets		10,108	10,047
Deferred tax assets		5,105	5,379
		1,170,653	1,131,317
Current assets			
Financial assets at fair value through profit or loss		2,821	2,633
Inventories		94,807	101,566
Trade receivables	8	89,457	84,573
Prepayments and other receivables		85,572	72,484
Pledged bank deposits		5,785	4,041
Bank balances and cash		265,950	152,316
		544,392	417,613
Current liabilities			
Trade payables	9	264,863	206,007
Other payables		129,843	139,130
Current portion of interest-bearing borrowings	10	109,313	119,648
Advance payments from customers		81,422	16,612
Taxation		6,079	3,503
		591,520	484,900
Net current liabilities		(47,128)	(67,287)
Total assets less current liabilities		1,123,525	1,064,030
Non-current liabilities			
Long-term interest-bearing borrowings	10	85,630	32,880
Other non-current payables		9,857	8,168
Employee benefit obligations		5,982	5,793
Deferred tax liabilities		6,816	6,816
		108,285	53,657
NET ASSETS		1,015,240	1,010,373
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	759,064	714,381
Proposed special dividend		—	59,799
Proposed final dividend		69,859	69,859
Total capital and reserves attributable to equity holders of the Company		856,866	871,982
Minority interest		158,374	138,391
TOTAL EQUITY		1,015,240	1,010,373

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited first quarterly financial statements. These unaudited first quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2005 annual financial statements. The accounting policies adopted in preparing the unaudited quarterly financial statements for the three months ended 31 March 2006 and 2005 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

2. **Turnover and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is set out below:

	Turnover For the three months ended 31 March		**Segment result For the three months ended 31 March**	
	2006 (Unaudited) *US$'000*	**2005 (Unaudited)** *US$'000*	**2006 (Unaudited)** *US$'000*	**2005 (Unaudited)** *US$'000*
Instant noodles	271,440	249,475	20,865	27,177
Beverages	234,978	136,620	44,834	20,106
Bakery	23,999	23,134	41	375
Others	17,426	14,243	202	2,612
Total	547,843	423,472	65,942	50,270

3. **Finance costs**

	For the three months ended 31 March	
	2006 (Unaudited) *US$'000*	**2005 (Unaudited)** *US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	3,179	2,799

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	For the three months ended 31 March	
	2006 (Unaudited) *US$'000*	**2005 (Unaudited)** *US$'000*
Depreciation	26,670	23,010

5. **Taxation**

	For the three months ended 31 March	
	2006	**2005**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	6,116	5,178

The Cayman Islands levy no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC, which are engaged in manufacture and sale of food product, are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the Company for the period of US$40.394 million (2005: US$34.857 million) and on the weighted average of 5,588,705,360 (2005: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company do not have any dilutive ordinary shares.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the three months ended 31 March 2006 (2005: nil).

8. **Trade Receivables**

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	As at 31 March 2006	**As at 31 December 2005**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	78,813	74,018
Over 90 days	10,644	10,555
	89,457	84,573

9. **Trade Payables**

The ageing analysis of trade payables is as follows:

	As at 31 March 2006	**As at 31 December 2005**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	250,968	188,994
Over 90 days	13,895	17,013
	264,863	206,007

MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the first quarter grew by 29.37% to US$547.843 million over same period last year. This was driven by a 8.80% increase in instant noodles sales, 71.99% increase in beverage sales and 3.74% growth in bakery sales. Overall gross margin increased 1.96 ppt. to 32.49% when compared to 30.53% in the first quarter 2005. During the period, the price of major raw materials remained at a high level. However, the Group's overall gross margin continued to increase due to the stable sales growth in high-end packet noodles and container noodles, the increase in the sales portion of high margin beverage product to 43% of the Group's total sales and the efficient production management and cost control.

Operating profit increased to US$69.869 million in the first quarter of 2006 from US$50.262 million in same period 2005, an increase of 39.01%. Operating margin increased by 0.88 ppt. from 11.87% on same period 2005 to 12.75% in this first quarter. The main driver for the operating profit improvement was from the increase of gross profit. Distribution costs as a percentage of total sales amounted to 17.15% in the first quarter 2006 and 15.79 % in same period 2005. The increase was mainly because of the growth from advertising and promotional expenses. Finance cost increased by 13.58% to US$3.179 million, due to the increase of loans. During the first quarter of year 2006, EBITDA grew by 27.95% to US$95.797 million and the profit attributable to equity holders of the Company increased 15.88% to US$40.394 million, representing earnings per shares of US0.72 cents. These first quarterly results have set new records in terms of the Group's sales and profit in the first quarter!

Instant Noodles Business

In the first quarter of year 2006, turnover for the instant noodles business reached to US$271.440 million, reflecting a growth of 8.80% from the same period last year and representing 49.55% of the Group's total turnover. The successful sales were mainly attributable to continuing brand investment under the current solid base "Better Access, Broader Reach". Also, leveraging on the strategy of overall improvement on the sense of value for high-end instant noodles products and effective communication with media, the Group put all its effort to build "Master Kong" as a high-value brand name and achieved a continuing stable growth in both container noodles and high-end packet noodles.

In addition, leveraging on deep plowing in village markets and increased consumers' demands on instant noodles in rural areas, the Group is in the positive process to adjust the strategy for low-price noodles. As at the end of the first quarter, 8 factories in total for low-price noodles have commenced production. In long term, the increase in production capacity will strengthen the Group's sales in low-price products and further shorten the distance between the Group and rural consumers. At the same time, the operation cost of low-price instant noodles can be controlled effectively to enhance the Group's competitiveness in such market.

During the period, the Group introduced "Soup King" series which carries the theme of "More Nutrition, More Taste", to provide more choices for high quality instant noodles to consumers. Meanwhile, for the low-price noodles, the Group launched "Fu Man Duo-Yi Wan Xiang" series. According to AC Nielsen, for the period of March 2006, by sales value, the Group's market share was 38.6% in the PRC instant noodles market and secured the No.1 position in the market.

In the first quarter, the gross margin of the Group's instant noodles increased 1.18 ppt. to 25.13% mainly because of the continuous increase in sales portion of high margin container noodles and high-end packet noodles. In the first quarter, despite the continuous high price for core material flour, the gross margin still improved as a result of the cost control and the refining of the production process. Profit attributable to equity holders of the Company was US$18.807 million, dropped by 18.23%. Profit declined mainly because of the launch for new products and strategic advertising and promotion which led to the increase of the distribution costs.

Beverage Business

In the first quarter of year 2006, turnover for beverage jumped by 71.99% to US$234.978 million, setting a new record for first quarters and representing 42.89% of the Group's total turnover. During the period, the Group continued to promote tea drinks and improved the performance significantly through the strategies of extended flavors and product differentiation. The Jasmine Tea and Iced Red Tea, launched in 2005, kept selling well in the period, further consolidating the leading position of Master Kong's tea drinks. During the period, for diluted juice series, the Group continued to stimulate demands and improve sales through Daily C with Pulp Orange Juice and Pulp Grapefruit Juice. Master Kong Mineralized Water had a remarkable performance. Through the improvement on production efficiency, the gross margin for bottle water has a significant improvement. According to AC Nielsen, for the period of March 2006, market share for Master Kong's Ready-To-Drink Tea has been increased to 52.1% and continued to secure the No.1 position in the market. Leveraging on the leading competitive position that was attributable to the extended brand, flavor and package, Master Kong's juice drink series gained No.3 position in the diluted juice market and 17.3% market share. New products launched in early April included Barley Tea, which carries the theme of "Nature and Health" and Ice Shock Green Tea, which carries fresh peppermint flavour.

In spite of the fact that the price of PET plastic resin continued to stand at a high level, the doubled sugar price and the doubled sales of lower margin bottle water, the gross margin of beverage business for the first quarter only dropped by 0.76ppt. from the same period last year and maintained at a high level of 39.69% due to the Group's highly efficient production facilities and vertical integrated production process which have offset the pressure of rising prices in raw materials and the fast growth of sales leading to the high utilization rate for beverage production lines. Profit attributable to equity holders of Company was US$20.864 million, jumped by 140.65% mainly because of the effective cost control and growth on sales as a result of successful sales and marketing strategy. Profit for beverage business during the period has also achieved a new record in the first quarter which is the low season for beverages in the PRC.

Bakery Business

Due to the successful strategies of continuously emphasizing on brand management and product differentiation, the sales of Sandwich Crackers, Muffin and Savory Taste Biscuit remained stable, despite the stagnant bakery market. According to AC Nielsen, for the period of March 2006, Master Kong's sandwich crackers achieved a market share of 24.0%, occupying the No. 2 position. New rice based products will be launched within the second quarter through the Group's joint venture company with Japanese Kameda Seika Co., Ltd.

In the first quarter, bakery business turnover amounted to US$23.999 million, grew by 3.74% from the same period last year representing 4.38% of the Group's total turnover. Gross margin dropped by 0.47 ppt. to 35.46% when compared to last first quarter. Profit attributable to equity holders of the Company dropped by US$261,000 to US$89,000 mainly because of the increase in strategical advertising expense.

Refrigerated Products Business

Strategies for the Group's refrigerated products included introducing the promotion theme for the brand image building with "Health, Fashion and Confidence", positioning the products with a sense of high value, emphasizing on product differentiation and strengthening the communication between the products and the point of consumers' benefits. In addition, the sales network for the Group's refrigerated products has been expanded from Shanghai to Beijing and Guangzhou. Sales for refrigerated products grew by 28.36% during the period. The business did not generate profit since it is still in a regional sales expanding stage.

FINANCING

As of 31 March 2006, the Group's total liabilities amounted to US$700 million, representing an increase of US$161 million from US$539 million as at 31 December 2005. Total assets amounted to US$1,715 million. The leverage ratio calculated as total liabilities to total assets increased by 6 ppt. to 40.8% as compared to 31 December 2005. The increase was mainly because of the growth in trade payables at the end of March for the loans in matching the capitial expension and the increase in advance payments from customers. The Group's long-term and short-term loans increased by US$42.415 million as compared to 31 December 2005. The Group's loans are mainly denominated in US dollars and the portion for US dollars and Renminbi in the Group's total borrowing was 75.6% and 9.44% respectively. In addition, the Group's transactions are mainly denominated in Renminbi. Revaluation in the Renminbi in terms of US dollars slightly increased by 0.54% brought an exchange gain of US$5.302 million to the Group during the first three months of the year. US$1.013 million and US$4.289 million of the exchange gain was stated in the income statement and exchange translation reserve respectively. As of 31 March 2006, the Group had no contingent liability and cash on hand amounted to US$272 million.

Financial Ratio

	As at 31 March 2006	**As at 31 December 2005**
Finished goods turnover	9.67 Days	9.61 Days
Accounts receivable turnover	14.29 Days	15.43 Days
Current ratio	0.92 Times	0.86 Times
Debt ratio (Total liabilities to total assets)	40.8%	34.77%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	-0.09 Times	0.00 Times

HUMAN RESOURCES

During the first quarter, several factories for low-price instant noodle and bottle water have commenced production. As a result, the number of the Group's staff increased to 29,080 as at 31 March 2006 (31 December 2005: 25,273). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the good management system for human resources will enhance employee's contribution to the Group.

PROSPECTS

The growth for the PRC consumers' income and the new concept for consumption will expand the development for the instant food market and benefit the growth for the Group's product directly. In the first quarter, the price of core raw materials still stood at high level. Management believes that the Group has ability to mitigate the pressure through cost control, and refining production process. In addition, the beverage sales growth is continued to be faster than the noodles sales growth so that the Group's gross margin may be further expanded. Under the "Profit Priority" policy, the Group has confidence to expand its total sales and further strengthen the leading position of each product in the PRC market.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 31 March 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practise, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company is taking steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply to the Code.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for the period.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.masterkong.com.cn in due course.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 22 May 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

2006

First Quarterly Report

* For identification purposes only


Turnover
US$ million
600
500
400
300
200
100
0
423
548
29.37%
First quarter 2005
First quarter 2006


EBITDA
US$ million
100
90
80
70
60
50
40
30
20
10
0
74.9
95.8
27.95%
First quarter 2005
First quarter 2006

SUMMARY

In the first quarter of year 2006, the PRC's gross domestic products (GDP) increased by 10.2% and the PRC's consumer price index (CPI) increased by 1.2% as compared to the same period last year. The Group's total turnover increased by 29.37% when compared with first quarter 2005. Although the price of major raw materials for production remained at a high level during the period, benefiting from the firm control on its overall operation, the Group's gross margin grew by 1.96ppt and EBITDA increased by 27.95%, when compared with the same period last year. As a result, profit attributable to equity holders of the Company increased by 15.88%.

Highlights of the Group's first quarterly results: (comparative figures are based on the corresponding period last year)

- Turnover of the Group reached to US$548 million, an increase by 29.37%;
- Gross margin of the Group was 32.49%, last year was 30.53%;
- EBITDA of the Group was US$95.797 million, last year was US$74.869 million, an increase by 27.95%;
- Profit attributable to equity holders of the Company amounted to US$40.394 million, increased by 15.88%, last year was US$34.857 million;
- Earnings per share amounted to US 0.72 cents, last year was US 0.62 cents;
- Turnover for instant noodles, beverage and bakery were US$271 million, US$235 million and US$23 million respectively, reflecting growth rates of 8.80%, 71.99% and 3.74% respectively.

FIRST QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarterly financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2006 together with the unaudited comparative figures for the corresponding period in 2005. These first quarterly financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Three Months Ended 31 March 2006

		For the three months ended 31 March	
		2006	**2005**
		(Unaudited)	**(Unaudited)**
	Note	*US$'000*	*US$'000*
Turnover	2	547,843	423,472
Cost of sales		(369,858)	(294,203)
Gross profit		177,985	129,269
Other revenue		—	743
Other net income		5,786	5,325
Distribution costs		(93,952)	(66,863)
Administrative expenses		(14,164)	(12,144)
Other operating expenses		(8,209)	(6,516)
Finance costs	3	(3,179)	(2,799)
Share of profit of associates		2,226	2,263
Profit before taxation	4	66,493	49,278
Taxation	5	(6,116)	(5,178)
Profit for the period		60,377	44,100
Attributable to			
Equity holders of the Company		40,394	34,857
Minority interest		19,983	9,243
Profit for the period		60,377	44,100
Earnings per share	6		
Basic		0.72 cent	0.62 cent
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
As at 31 March 2006

	Note	As at 31 March 2006 (Unaudited) US$'000	As at 31 December 2005 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,041,465	991,279
Intangible assets		15,386	15,303
Interest in associates		44,195	54,863
Premium for land lease		54,394	54,446
Available-for-sale financial assets		10,108	10,047
Deferred tax assets		5,105	5,379
		1,170,653	1,131,317
Current assets			
Financial assets at fair value through profit or loss		2,821	2,633
Inventories		94,807	101,566
Trade receivables	8	89,457	84,573
Prepayments and other receivables		85,572	72,484
Pledged bank deposits		5,785	4,041
Bank balances and cash		265,950	152,316
		544,392	417,613
Current liabilities			
Trade payables	9	264,863	206,007
Other payables		129,843	139,130
Current portion of interest-bearing borrowings	10	109,313	119,648
Advance payments from customers		81,422	16,612
Taxation		6,079	3,503
		591,520	484,900
Net current liabilities		(47,128)	(67,287)
Total assets less current liabilities		1,123,525	1,064,030
Non-current liabilities			
Long-term interest-bearing borrowings	10	85,630	32,880
Other non-current payables		9,857	8,168
Employee benefit obligations		5,982	5,793
Deferred tax liabilities		6,816	6,816
		108,285	53,657
NET ASSETS		1,015,240	1,010,373
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	759,064	714,381
Proposed special dividend		—	59,799
Proposed final dividend		69,859	69,859
Total capital and reserves attributable to equity holders of the Company		856,866	871,982
Minority interest		158,374	138,391
TOTAL EQUITY		1,015,240	1,010,373

Condensed Consolidated Statement of Changes in Equity
For the three Months Ended 31 March 2006

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2005	798,443	86,963	885,406
Net gains recognised directly in equity			
Exchange transaction difference	21	—	21
Profit for the period	34,857	9,243	44,100
	34,878	9,243	44,121
As at 31 March 2005	833,321	96,206	929,527
As at 1 January 2006	871,982	138,391	1,010,373
Net gains recognised directly in equity			
Exchange translation difference	4,289	—	4,289
Dividend	(59,799)	—	(59,799)
Profit for the period	40,394	19,983	60,377
	(15,116)	19,983	4,867
As at 31 March 2006	856,866	158,374	1,015,240

Condensed Consolidated Cash Flow Statement
For the three Months Ended 31 March 2006

	2006 (Unaudited) *US$'000*	2005 (Unaudited) *US$'000*
Net cash from operating activities	223,606	126,060
Net cash used in investing activities	(90,845)	(47,662)
Net cash used in financing activities	(17,383)	(12,636)
Increase in cash and cash equivalents	115,378	65,762
Cash and cash equivalents at 1 January	156,357	127,546
Cash and cash equivalents at 31 March	271,735	193,308
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	265,950	188,926
Pledged bank deposits	5,785	4,382
	271,735	193,308

Notes:

1. Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited first quarterly financial statements. These unaudited first quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2005 annual financial statements. The accounting policies adopted in preparing the unaudited quarterly financial statements for the three months ended 31 March 2006 and 2005 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

2. Turnover and segment result by major products

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is set out below:

	Turnover For the three months ended 31 March		Segment result For the three months ended 31 March	
	2006 (Unaudited) *US$'000*	2005 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*	2005 (Unaudited) *US$'000*
Instant noodles	271,440	249,475	20,865	27,177
Beverages	234,978	136,620	44,834	20,106
Bakery	23,999	23,134	41	375
Others	17,426	14,243	202	2,612
Total	547,843	423,472	65,942	50,270

3. Finance costs

	For the three months ended 31 March	
	2006 (Unaudited) *US$'000*	2005 (Unaudited) *US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	3,179	2,799

4. Profit before taxation

Profit before taxation is stated after charging the following:

	For the three months ended 31 March	
	2006 (Unaudited) *US$'000*	2005 (Unaudited) *US$'000*
Depreciation	26,670	23,010

5. Taxation

	For the three months ended 31 March	
	2006 (Unaudited) *US$'000*	2005 (Unaudited) *US$'000*
PRC enterprise income tax	6,116	5,178

The Cayman Islands levy no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC, which are engaged in manufacture and sale of food product, are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per Share

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the Company for the period of US$40.394 million (2005: US$34.857 million) and on the weighted average of 5,588,705,360 (2005: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company do not have any dilutive ordinary shares.

7. Dividend

The Board of Directors resolves that no dividend be paid for the three months ended 31 March 2006 (2005: nil).

8. Trade Receivables

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	As at 31 March 2006 (Unaudited) *US$'000*	As at 31 December 2005 (Audited) *US$'000*
0 - 90 days	78,813	74,018
Over 90 days	10,644	10,555
	89,457	84,573

9. Trade Payables

The ageing analysis of trade payables is as follows:

	As at 31 March 2006 (Unaudited) *US$'000*	As at 31 December 2005 (Audited) *US$'000*
0 - 90 days	250,968	188,994
Over 90 days	13,895	17,013
	264,863	206,007

10. Interest-bearing borrowings

	As at 31 March 2006 (Unaudited) *US$'000*	As at 31 December 2005 (Audited) *US$'000*
Unsecured bank loans wholly repayable within five year	194,943	152,528
Current portion of interest-bearing borrowings	(109,313)	(119,648)
Non-current portion	85,630	32,880

The maturity profile of the interest-bearing borrowings is as follows:

Unsecured bank loans:		
Within one year	109,313	119,648
In the second year	57,310	29,560
In the third year to the fifth year, inclusive	28,320	3,320
	194,943	152,528

11. Issued capital

	Ordinary shares of US$0.005 each	
	No. of shares	**US$'000**
Authorised:		
At 31 December 2005 and 31 March 2006	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2005 and 31 March 2006	5,588,705,360	27,943

12. **Reserves**

	Capital redemption reserve US$'000	Share premium US$'000	Exchange translation reserve US$'000	General reserve US$'000	Retained profits US$'000	Total US$'000
At 31 December 2005	36	332,478	14,626	87,593	409,306	844,039
Exchange translation difference	—	—	4,289	—	—	4,289
Profit for the period	—	—	—	—	40,394	40,394
Dividend	—	—	—	—	(59,799)	(59,799)
At 31 March 2006	36	332,478	18,915	87,593	389,901	828,923
Representing:						
2005 final dividend proposed						69,859
Reserves						759,064
						828,923

13. **Commitments**

	As at 31 March 2006 (Unaudited) US$'000	As at 31 December 2005 (Audited) US$'000
(a) **Capital commitments**		
Contracted but not provided for	27,810	117,832

(b) **Commitments under operating lease**

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	As at 31 March 2006 (Unaudited) US$'000	As at 31 December 2005 (Audited) US$'000
Within one year	4,253	5,362
In the second to fifth years, inclusive	10,436	9,682
Over five years	15,161	15,178
	29,850	30,222

14. **Related party transactions**

Transactions

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

	2006 Three Months (Unaudited) US$'000	2005 Three Months (Unaudited) US$'000
(a) Sales of goods to:		
Associates	14,883	8,697
Companies under control by a substantial shareholder of the Company	2,597	674
(b) Purchases of goods from:		
Associates	77,218	46,299
Companies under control by a substantial shareholder of the Company	10,728	7,457
(c) Processing charges by:		
An associate	1,118	393

MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the first quarter grew by 29.37% to US$547.843 million over same period last year. This was driven by a 8.80% increase in instant noodles sales, 71.99% increase in beverage sales and 3.74% growth in bakery sales. Overall gross margin increased 1.96 ppt. to 32.49% when compared to 30.53% in the first quarter 2005. During the period, the price of major raw materials remained at a high level. However, the Group's overall gross margin continued to increase due to the stable sales growth in high-end packet noodles and container noodles, the increase in the sales portion of high margin beverage product to 43% of the Group's total sales and the efficient production management and cost control.

Operating profit increased to US$69.869 million in the first quarter of 2006 from US$50.262 million in same period 2005, an increase of 39.01%. Operating margin increased by 0.88 ppt. from 11.87% on same period 2005 to 12.75% in this first quarter. The main driver for the operating profit improvement was from the increase of gross profit. Distribution costs as a percentage of total sales amounted to 17.15% in the first quarter 2006 and 15.79 % in same period 2005. The increase was mainly because of the growth from advertising and promotional expenses. Finance cost increased by 13.58% to US$3.179 million, due to the increase of loans. During the first quarter of year 2006, EBITDA grew by 27.95% to US$95.797 million and the profit attributable to equity holders of the Company increased 15.88% to US$40.394 million, representing earnings per shares of US0.72 cents. These first quarterly results have set new records in terms of the Group's sales and profit in the first quarter!

Instant Noodles Business

In the first quarter of year 2006, turnover for the instant noodles business reached to US$271.440 million, reflecting a growth of 8.80% from the same period last year and representing 49.55% of the Group's total turnover. The successful sales were mainly attributable to continuing brand investment under the current solid base "Better Access, Broader Reach". Also, leveraging on the strategy of overall improvement on the sense of value for high-end instant noodles products and effective communication with media, the Group put all its effort to build "Master Kong" as a high-value brand name and achieved a continuing stable growth in both container noodles and high-end packet noodles.

In addition, leveraging on deep plowing in village markets and increased consumers' demands on instant noodles in rural areas, the Group is in the positive process to adjust the strategy for low-price noodles. As at the end of the first quarter, 8 factories in total for low-price noodles have commenced production. In long term, the increase in production capacity will strengthen the Group's sales in low-price products and further shorten the distance between the Group and rural consumers. At the same time, the operation cost of low-price instant noodles can be controlled effectively to enhance the Group's competitiveness in such market.

During the period, the Group introduced "Soup King" series which carries the theme of "More Nutrition, More Taste", to provide more choices for high quality instant noodles to consumers. Meanwhile, for the low-price noodles, the Group launched "Fu Man Duo-Yi Wan Xiang" series. According to AC Nielsen, for the period of March 2006, by sales value, the Group's market share was 38.6% in the PRC instant noodles market and secured the No.1 position in the market.

In the first quarter, the gross margin of the Group's instant noodles increased 1.18 ppt. to 25.13% mainly because of the continuous increase in sales portion of high margin container noodles and high-end packet noodles. In the first quarter, despite the continuous high price for core material flour, the gross margin still improved as a result of the cost control and the refining of the production process. Profit attributable to equity holders of the Company was US$18.807 million, dropped by 18.23%. Profit declined mainly because of the launch for new products and strategic advertising and promotion which led to the increase of the distribution costs.

Beverage Business

In the first quarter of year 2006, turnover for beverage jumped by 71.99% to US$234.978 million, setting a new record for first quarters and representing 42.89% of the Group's total turnover. During the period, the Group continued to promote tea drinks and improved the performance significantly through the strategies of extended flavors and product differentiation. The Jasmine Tea and Iced Red Tea, launched in 2005, kept selling well in the period, further consolidating the leading position of Master Kong's tea drinks. During the period, for diluted juice series, the Group continued to stimulate demands and improve sales through Daily C with Pulp Orange Juice and Pulp Grapefruit Juice. Master Kong Mineralized Water had a remarkable performance. Through the improvement on production efficiency, the gross margin for bottle water has a significant improvement. According to AC Nielsen, for the period of March 2006, market share for Master Kong's Ready-To-Drink Tea has been increased to 52.1% and continued to secure the No.1 position in the market. Leveraging on the leading competitive position that was attributable to the extended brand, flavor and package, Master Kong's juice drink series gained No.3 position in the diluted juice market and 17.3% market share. New products launched in early April included Barley Tea, which carries the theme of "Nature and Health" and Ice Shock Green Tea, which carries fresh peppermint flavour.

In spite of the fact that the price of PET plastic resin continued to stand at a high level, the doubled sugar price and the doubled sales of lower margin bottle water, the gross margin of beverage business for the first quarter only dropped by 0.76ppt. from the same period last year and maintained at a high level of 39.69% due to the Group's highly efficient production facilities and vertical integrated production process which have offset the pressure of rising prices in raw materials and the fast growth of sales leading to the high utilization rate for beverage production lines. Profit attributable to equity holders of Company was US$20.864 million, jumped by 140.65% mainly because of the effective cost control and growth on sales as a result of successful sales and marketing strategy. Profit for beverage business during the period has also achieved a new record in the first quarter which is the low season for beverages in the PRC.

Bakery Business

Due to the successful strategies of continuously emphasizing on brand management and product differentiation, the sales of Sandwich Crackers, Muffin and Savory Taste Biscuit remained stable, despite the stagnant bakery market. According to AC Nielsen, for the period of March 2006, Master Kong's sandwich crackers achieved a market share of 24.0%, occupying the No. 2 position. New rice based products will be launched within the second quarter through the Group's joint venture company with Japanese Kameda Seika Co., Ltd.

In the first quarter, bakery business turnover amounted to US$23.999 million, grew by 3.74% from the same period last year representing 4.38% of the Group's total turnover. Gross margin dropped by 0.47 ppt. to 35.46% when compared to last first quarter. Profit attributable to equity holders of the Company dropped by US$261,000 to US$89,000 mainly because of the increase in strategical advertising expense.

Refrigerated Products Business

Strategies for the Group's refrigerated products included introducing the promotion theme for the brand image building with "Health, Fashion and Confidence", positioning the products with a sense of high value, emphasizing on product differentiation and strengthening the communication between the products and the point of consumers' benefits. In addition, the sales network for the Group's refrigerated products has been expanded from Shanghai to Beijing and Guangzhou. Sales for refrigerated products grew by 28.36% during the period. The business did not generate profit since it is still in a regional sales expanding stage.

FINANCING

As of 31 March 2006, the Group's total liabilities amounted to US$700 million, representing an increase of US$161 million from US$539 million as at 31 December 2005. Total assets amounted to US$1,715 million. The leverage ratio calculated as total liabilities to total assets increased by 6 ppt. to 40.8% as compared to 31 December 2005. The increase was mainly because of the growth in trade payables at the end of March for the loans in matching the capitial expension and the increase in advance payments from customers. The Group's long-term and short-term loans increased by US$42.415 million as compared to 31 December 2005. The Group's loans are mainly denominated in US dollars and the portion for US dollars and Renminbi in the Group's total borrowing was 75.6% and 9.44% respectively. In addition, the Group's transactions are mainly denominated in Renminbi. Revaluation in the Renminbi in terms of US dollars slightly increased by 0.54% brought an exchange gain of US$5.302 million to the Group during the first three months of the year. US$1.013 million and US$4.289 million of the exchange gain was stated in the income statement and exchange translation reserve respectively. As of 31 March 2006, the Group had no contingent liability and cash on hand amounted to US$272 million.

Financial Ratio

	As at 31 March 2006	**As at 31 December 2005**
Finished goods turnover	9.67 Days	9.61 Days
Accounts receivable turnover	14.29 Days	15.43 Days
Current ratio	0.92 Times	0.86 Times
Debt ratio (Total liabilities to total assets)	40.8%	34.77%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	-0.09 Times	0.00 Times

HUMAN RESOURCES

During the first quarter, several factories for low-price instant noodle and bottle water have commenced production. As a result, the number of the Group's staff increased to 29,080 as at 31 March 2006 (31 December 2005: 25,273). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the good management system for human resources will enhance employee's contribution to the Group.

PROSPECTS

The growth for the PRC consumers' income and the new concept for consumption will expand the development for the instant food market and benefit the growth for the Group's product directly. In the first quarter, the price of core raw materials still stood at high level. Management believes that the Group has ability to mitigate the pressure through cost control, and refining production process. In addition, the beverage sales growth is continued to be faster than the noodles sales growth so that the Group's gross margin may be further expanded. Under the "Profit Priority" policy, the Group has confidence to expand its total sales and further strengthen the leading position of each product in the PRC market.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 31 March 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practise, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company is taking steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply to the Code.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for the period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 31 March 2006, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of Directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the three months ended 31 March 2006 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 31 March 2006, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 31 March 2006, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 31 March 2006, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 22 May 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

（在開曼群島註冊成立之有限公司）

（證券編號：322）

2006

第一季度業績報告

* 僅供識別


營業額
百萬美元
600
500
400
300
200
100
0
423
548
29.37%
二零零五年度第一季度
二零零六年度第一季度


EBITDA
百萬美元
100
90
80
70
60
50
40
30
20
10
0
74.9
95.8
27.95%
二零零五年度第一季度
二零零六年度第一季度

摘要

中國第一季度的國內生產總值(GDP)較去年同期增長10.2%，內地居民消費價格指數(CPI)則較去年同期增長1.2%。本集團第一季度營業額較去年同期上升29.37%，期內主要原材料價格仍然處於高水平，但透過本集團持續優化管理整體營運，相較去年同期，二零零六年本集團整體毛利率上升1.96個百分點，扣除利息、稅項、折舊及攤銷前盈利(EBITDA)上升27.95%；同期，本公司股東應佔溢利上升15.88 %。

本集團於二零零六年度第一季度的業績摘要如下：

- 本集團營業額為5.48億美元，較去年同期上升29.37%；
- 本集團毛利率為32.49%，去年同期為30.53%；
- EBITDA為95,797千美元，去年同期為74,869千美元，上升27.95%；
- 本公司股東應佔溢利為40,394千美元，去年同期為34,857千美元，上升15.88%；
- 每股盈利為0.72美仙，去年同期為0.62美仙；
- 方便麵、飲品及糕餅的營業額分別為2.71億美元、2.35億美元及0.23億美元，相較去年同期，各產品的成長率分別為8.80%、71.99%及3.74%。

二零零六年度第一季業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零六年三月三十一日止三個月未經審核之簡明第一季財務報告連同二零零五年相對期間之未經審核比較數據。本集團第一季財務報告已獲本公司之審核委員會審閱。

簡明綜合收益表

截至二零零六年三月三十一日止三個月

		截至三月三十一日止三個月	
		二零零六年	二零零五年
		(未經審核)	(未經審核)
	附註	千美元	千美元
營業額	2	547,843	423,472
銷貨成本		(369,858)	(294,203)
毛利		177,985	129,269
其他收益		—	743
其他淨收入		5,786	5,325
分銷成本		(93,952)	(66,863)
行政費用		(14,164)	(12,144)
其他經營費用		(8,209)	(6,516)
財務費用	3	(3,179)	(2,799)
應佔聯營公司溢利		2,226	2,263
除稅前溢利	4	66,493	49,278
稅項	5	(6,116)	(5,178)
本期溢利		60,377	44,100
期內應佔溢利			
本公司股東		40,394	34,857
少數股東權益		19,983	9,243
本期溢利		60,377	44,100
每股溢利	6		
基本		0.72美仙	0.62美仙
攤薄		N/A	N/A

簡明綜合資產負債表

於二零零六年三月三十一日

	附註	二零零六年三月三十一日 (未經審核) 千美元	二零零五年十二月三十一日 (已經審核) 千美元
資產與負債			
非流動資產			
物業、機器及設備		1,041,465	991,279
無形資產		15,386	15,303
聯營公司權益		44,195	54,863
土地租約溢價		54,394	54,446
可供出售金融資產		10,108	10,047
遞延稅項資產		5,105	5,379
		1,170,653	1,131,317
流動資產			
按公允價值列賬及在收益賬處理的財務資產		2,821	2,633
存貨		94,807	101,566
應收賬款	8	89,457	84,573
預付款項及其他應收款項		85,572	72,484
抵押銀行存款		5,785	4,041
銀行結餘及現金		265,950	152,316
		544,392	417,613
流動負債			
應付賬款	9	264,863	206,007
其他應付款項		129,843	139,130
有息借貸之即期部分	10	109,313	119,648
客戶預付款項		81,422	16,612
稅項		6,079	3,503
		591,520	484,900
淨流動負債		(47,128)	(67,287)
總資產減流動負債		1,123,525	1,064,030
非流動負債			
長期有息借貸	10	85,630	32,880
其他非流動應付款項		9,857	8,168
員工福利責任		5,982	5,793
遞延稅項負債		6,816	6,816
		108,285	53,657
淨資產		1,015,240	1,010,373
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	759,064	714,381
擬派特別股息		—	59,799
擬派末期股息		69,859	69,859
本公司股東應佔股本及儲備		856,866	871,982
少數股東權益		158,374	138,391
股東權益總額		1,015,240	1,010,373

簡明綜合股東權益變動表

截至二零零六年三月三十一日止三個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於二零零五年一月一日	798,443	86,963	885,406
直接在股東權益內認列之淨收益			
滙兑差額	21	—	21
本期溢利	34,857	9,243	44,100
	34,878	9,243	44,121
於二零零五年三月三十一日	833,321	96,206	929,527
於二零零六年一月一日	871,982	138,391	1,010,373
直接在股東權益內認列之淨收益			
滙兑差額	4,289	—	4,289
股息	(59,799)	—	(59,799)
本期溢利	40,394	19,983	60,377
	(15,116)	19,983	4,867
於二零零六年三月三十一日	856,866	158,374	1,015,240

簡明綜合現金流量表

截至二零零六年三月三十一日止三個月

	二零零六年 (未經審核) 千美元	二零零五年 (未經審核) 千美元
經營活動所得現金淨額	223,606	126,060
投資活動動用現金淨額	(90,845)	(47,662)
融資活動動用現金淨額	(17,383)	(12,636)
現金及現金等值物之增加	115,378	65,762
於一月一日之現金及現金等值物	156,357	127,546
於三月三十一日之現金及現金等值物	271,735	193,308
現金及現金等值物結餘分析：		
銀行結餘及現金	265,950	188,926
抵押銀行存款	5,785	4,382
	271,735	193,308

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核第一季度業績乃由董事負責編製。該等未經審核第一季度業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至二零零五年十二月三十一日止年度之賬目一併閱覽。編製此簡明季度賬目採用之會計政策及計算方法與編製本集團截至二零零五年十二月三十一日止年度之賬目所採用者一致。

2. 按主要產品劃分之營業額及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的銷售及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團營業額及分部業績分析列載如下：

	營業額 截至三月三十一日止三個月		分部業績 截至三月三十一日止三個月	
	二零零六年 (未經審核) 千美元	二零零五年 (未經審核) 千美元	二零零六年 (未經審核) 千美元	二零零五年 (未經審核) 千美元
方便麵	271,440	249,475	20,865	27,177
飲品	234,978	136,620	44,834	20,106
糕餅	23,999	23,134	41	375
其他	17,426	14,243	202	2,612
合計	547,843	423,472	65,942	50,270

3. 財務費用

	截至三月三十一日止三個月	
	二零零六年 (未經審核) 千美元	二零零五年 (未經審核) 千美元
利息支出		
需於五年內悉數償還之銀行及其他貸款	3,179	2,799

4. **除稅前溢利**

除稅前溢利已扣除下列項目：

	截至三月三十一日止三個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千美元	千美元
折舊	26,670	23,010

5. **稅項**

	截至三月三十一日止三個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千美元	千美元
中國企業所得稅	6,116	5,178

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限，由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅15%，及在其後三年獲稅率減半優惠。

6. **每股溢利**

每股基本溢利乃根據本公司股東期內應佔溢利40,394千美元(二零零五年：34,857千美元)及本期間已發行普通股之加權平均股數5,588,705,360(二零零五年：5,588,705,360)計算。本公司並無任何潛在攤薄影響的事項，故無呈列每股攤薄溢利。

7. **股息**

董事會決議不擬派發截至二零零六年三月三十一日止三個月之股息(二零零五年：無)。

8. **應收賬款**

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期大部份為30至90天，有關應收賬款之賬齡(扣除壞賬及呆賬減值虧損)分析列示如下：

	二零零六年 三月三十一日 (未經審核) 千美元	二零零五年 十二月三十一日 (已經審核) 千美元
0至90天	78,813	74,018
90天以上	10,644	10,555
	89,457	84,573

9. 應付賬款

應付賬款之賬齡分析列示如下：

	二零零六年 三月三十一日 （未經審核） 千美元	二零零五年 十二月三十一日 （已經審核） 千美元
0至90天	250,968	188,994
90天以上	13,895	17,013
	264,863	206,007

10. 有息借貸

	二零零六年 三月三十一日 （未經審核） 千美元	二零零五年 十二月三十一日 （已經審核） 千美元
須於五年內悉數償還之無抵押銀行貸款	194,943	152,528
有息借貸之即期部份	(109,313)	(119,648)
非即期部份	85,630	32,880

有息借貸之到期日如下：

銀行貸款：		
一年內	109,313	119,648
第二年	57,310	29,560
第三年至第五年（包括首尾兩年）	28,320	3,320
	194,943	152,528

11. 發行股本

	每股面值0.005美元之普通股	
	股份數目	千美元
法定：		
於二零零五年十二月三十一日及二零零六年三月三十一日	7,000,000,000	35,000
已發行及繳足：		
於二零零五年十二月三十一日及二零零六年三月三十一日	5,588,705,360	27,943

12. 儲備

	股份贖回儲備 千美元	股份溢價 千美元	外幣換算儲備 千美元	一般儲備 千美元	保留溢利 千美元	合計 千美元
於二零零五年十二月三十一日	36	332,478	14,626	87,593	409,306	844,039
滙兑差額	—	—	4,289	—	—	4,289
本期溢利	—	—	—	—	40,394	40,394
股息	—	—	—	—	(59,799)	(59,799)
於二零零六年三月三十一日	36	332,478	18,915	87,593	389,901	828,923
說明：						
二零零五年擬派末期股息						69,859
儲備						759,064
						828,923

13. 承擔

	二零零六年三月三十一日 (未經審核) 千美元	二零零五年十二月三十一日 (已經審核) 千美元
(a) **資本承擔**		
已訂約但未撥備	27,810	117,832

(b) **營運租約承擔**

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

	二零零六年三月三十一日 (未經審核) 千美元	二零零五年十二月三十一日 (已經審核) 千美元
一年內	4,253	5,362
於第二年至第五年屆滿(包括首尾兩年)	10,436	9,682
五年以上	15,161	15,178
	29,850	30,222

14. 與有關連人士之交易

交易

除於本賬目其他部份披露以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	二零零六年一至三月 (未經審核) 千美元	二零零五年一至三月 (未經審核) 千美元
(a) 向下列公司出售貨品：		
聯營公司	14,883	8,697
本公司若干主要股東所控制之公司	2,597	674
(b) 向下列公司購買貨品：		
聯營公司	77,218	46,299
本公司若干主要股東所控制之公司	10,728	7,457
(c) 向下列公司支付勞務費：		
聯營公司	1,118	393

管理層討論與分析

本集團二零零六年第一季度的營業額較去年同期上升29.37%至547,843千美元。主要來自方便麵及飲品的銷售成長。方便麵、飲品及糕餅的營業額分別較去年同期上升8.80%、71.99%及3.74%。整體毛利率較去年同期的30.53%增加1.96個百分點達到32.49%。雖然主要原材料價格持續高企，但得利於高價袋麵和容器麵銷售的穩定成長及高毛利的飲品銷售佔整體銷售的比率上升至43%，以及有效的生產管理及成本控制，令本集團的整體毛利率持續上升。

本集團於二零零六年第一季度的營業利潤上升39.01%至69,869千美元，去年同期為50,262千美元，營業利潤率亦較去年同期的11.87%上升0.88百分點至12.75%。營業利潤之成長主要來自毛利上升。期內分銷成本佔本集團總營業額的比率為17.15%，去年同期為15.79%，此比率上升主要是期內廣告及宣傳費用增加所致；財務費用增加13.58%至3,179千美元，主要是因為貸款增加。本集團第一季度的EBITDA相較去年同期上升27.95%至95,797千美元，本公司股東應佔溢利相較去年同期上升15.88%至40,394千美元，每股溢利為0.72美仙。本季度的業績表現創下本集團歷年來第一季度營業額及淨利的新高！

方便麵業務

第一季度方便麵業務的銷售額為271,440千美元，較去年同期上升8.80%，佔本集團總營業額的49.55%。在通路穩固的基礎下，持續進行品牌投資，以及全面提升高價麵的產品價值感的策略，配合有效的媒體溝通，全力創造康師傅為高價值的方便麵品牌，使得本集團於容器麵及高價袋麵的銷售持續保持穩定的成長。

配合鄉鎮地區的深耕以及農村消費者漸漸增加對方便麵的需求，本集團對平價麵業務積極進行策略調整，截至第一季度共有八座平價麵工廠投產；此等長期的佈建可強化本集團於平價方便麵市場的銷售及進一步拉近與鄉鎮消費者的距離，同時可有效地控制平價麵的營運成本，從而增加本集團於此市場的競爭力。

期內推出標榜「更營養、更美味」的「湯王」系列，提供更多高品質方便麵的選擇予消費者；此外，於平價麵方面，推出「福滿多一碗香」系列。據AC Nielsen二零零六年三月最新零研數據顯示，本集團的方便麵於中國整體方便麵銷售額之市場佔有率為38.6%，穩居市場第一位。

第一季度本集團方便麵業務之毛利率為25.13%，較二零零五年同期上升1.18個百分點，主要是因為高毛利的容器麵及高價袋麵的銷售佔比持續增加所致；期內方便麵主要原材料麵粉價格仍然處於高位，但透過成本控制及精進的生產流程，令毛利率得以有效改善。期內方便麵的本公司股東應佔溢利為18,807千美元，較去年同期下跌18.23%，溢利降低主要是因為配合新產品上市及策略性的進行廣告與促銷費用的投入，導致本季度分銷成本較去年同期增加所致。

飲品業務

第一季度飲品營業額續創歷年來第一季度營業額新高。期內飲品的銷售額較去年同期大幅上升71.99%至234,978千美元，佔本集團總營業額的42.89%。配合飲品銷售旺季，本集團持續推廣茶系列產品，以口味延伸及差異化策略，強勢提升業績，於二零零五年推出的茉莉清茶及勁涼冰紅茶等產品，仍然持續熱賣，進一步鞏固康師傅茶飲品的龍頭地位。於稀釋果汁系列產品方面，繼續以鮮の每日C品牌，配以果粒柳橙及果粒葡萄柚口味刺激消費，提升銷售。康師傅礦物質水表現優異，通過效率提升帶動瓶裝水之毛利有顯著的提升，以最佳的競爭力積極搶佔市場份額。據AC Nielsen二零零六年三月最新零研數據顯示，康師傅即飲茶之銷售額市場佔有率上升至52.1%，穩居市場第一位，康師傅果汁系列產品藉雙品牌及口味包裝延伸搶得主要競爭地位，居稀釋果汁類別市場第三位，取得17.3%的市場佔有率。於第二季初推出之新產品有標榜自然健康的大麥香茶及薄荷口味的勁涼冰綠茶。

期內雖然飲品所需主要原材料PET膠粒價格持續高企、糖價倍增、以及毛利較低的包裝水於期內呈倍數增長，但第一季度飲品之毛利率與二零零五年同期比較僅微幅下降0.76個百分點，維持在39.69%的高水平，主要是由於高效率的設備與一條龍式的生產排程令管理效率奏效，進而抵銷了原物料成本上漲的壓力；加上銷售上升，令設備使用率處於高水平所致。期內本公司股東應佔溢利較去年同期大幅上升140.65%至20,864千美元，創下本集團於中國飲品市場淡季的第一季度淨利貢獻的新高，主要是因為有效控制營運成本及行銷策略成功提升銷售所致。

糕餅業務

持續品牌經營及開發差異化產品的經營策略令本集團糕餅業務的主要產品如夾心餅乾，妙芙蛋糕及美味酥等營業額在整體糕餅市場停滯成長下仍維持穩定。據AC Nielsen二零零六年三月最新零研數據顯示，康師傅取得中國夾心餅市場24.0%銷售額的佔有率，居市場第二位。與日本龜田製果株式會社合資製造之米製新產品將於第二季內上市。

第一季度糕餅的銷售額較去年同期上升3.74%至23,999千美元，佔本集團總營業額的4.38%；期內糕餅業務之毛利率為35.46%，較去年同期下降0.47百分點；同期糕餅業務的本公司應佔溢利為89千美元，較去年第一季下降261千美元，主要是由於策略性的增加廣告費用所致。

冷藏業務

本集團的冷藏飲品成功建立「健康，時尚，自信」的品牌形象，加上產品的差異化及強化產品對消費者利益點的溝通等行銷策略，以及將銷售網絡由上海擴展至北京及廣州，令期內的銷售上升28.36%；唯因該業務尚在擴展區域性銷售初期，尚未開始獲利。

財務運作

於二零零六年三月三十一日，本集團總負債為7億美元，相對於總資產17.15億美元，負債比例為40.8%。相較於二零零五年十二月三十一日的總負債5.39億美元，增加了約1.61億美元，負債比例上升了6個百分點，主要是因應資本開支的借款令3月底應付帳款增加以及客戶預付款項增加。同期長短期貸款相較於二零零五年十二月三十一日則增加42,415千美元。總借貸中，美元與人民幣的比率分別為75.6%及9.44%，由於本集團的交易大部份以人民幣為主；而期內人民幣對美元的滙率升值0.54%、對本集團造成1-3月滙兌收益共5,302千美元，分別包括於收益表內的1,013千美元及外幣換算儲備內的4,289千美元。截至二零零六年三月三十一日，本集團並無或然負債，而同期本集團的手頭現金為2.72億美元。

財務比率概要

	二零零六年 三月三十一日	二零零五年 十二月三十一日
製成品週轉期	9.67日	9.61日
應收賬款週轉期	14.29日	15.43日
流動比率	0.92倍	0.86倍
負債比率(總負債相對於總資產)	40.80%	34.77%
負債與資本比率(淨借貸相對於本公司股東權益比率)	-0.09倍	0.00倍

人力資源

於第一季度因多座平價方便麵工廠及瓶裝水工廠相繼投產，令本集團截至二零零六年三月三十一日的員工人數增加至29,080名(二零零五年十二月三十一日：25,273名)，本集團向僱員提供具競爭力的薪酬，配合保險及醫療福利以及專業的培訓計劃，透過完善的人力資源管理，以期提高僱員對本集團的貢獻。

展望

中國消費者收入持續提高及消費觀念的更新，令中國方便食品市場之發展空間將有進一步的成長，亦直接造就市場對本集團旗下產品的需求持續增加。第一季度，本集團所需之主要原材料價格仍然高企，管理層相信，透過有效的成本控制及精進生產排程，加上飲品銷售的增幅持續超過方便麵銷售增長，帶動本集團整體毛利率具上升空間。於秉持「利潤優先」的前題下，擴大本集團整體銷售及進一步鞏固各品項產品於中國的市場的領導地位。

公司管治

遵守企業管治常規守則

於截至二零零六年三月三十一日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生現時身兼本公司主席與行政總裁的職務；

2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

本公司正準備採納適當措施，以便確保本公司之企業管治常規符合守則所訂立之規定。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

根據於二零零五年一月一日前生效之上市規則附錄14所載最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，現時成員包括徐信群、李長福及小川和夫三位獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

薪酬及提名委員會於二零零五年八月十一日成立。目前，委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期獎勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則（「標準守則」）。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、出售或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

董事及行政總裁之股份權益

於二零零六年三月三十一日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司（「聯交所」）（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目	
董事姓名	**個人權益**	**法團權益** （附註）
魏應州	13,242,000	1,854,827,866
魏應交	—	1,854,827,866
吳崇儀	—	1,854,827,866

附註： 該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

截至二零零六年三月三十一日止三個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零六年三月三十一日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於二零零六年三月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東周年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新(開曼島)控股有限公司	1,854,827,866	33.1889%
三洋食品株式會社	1,854,827,866	33.1889%
世迅投資股份有限公司	465,107,784	8.3200%

除上述者外，於二零零六年三月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東周年大會上所有情況下附帶投票權利。

董事局

於本報告日期，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及小川和夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，二零零六年五月二十二日

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